EXHIBIT 11

                        PIONEER FINANCIAL SERVICES, INC.
                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                    (In thousands, except per share amounts)
                                   (Unaudited)

                                   Three Months Ended
                                       March 31,

                                    1995      1994

Net income                       $ 4,955    $ 4,500

Average shares outstanding         5,903      6,380

Common Stock equivalents from
  dilutive stock options,
  based on the treasury stock
  method using average market
  price                              208        351
        TOTAL-PRIMARY              6,111      6,731

Common Stock equivalents from
  dilutive stock options, based
  on the treasury stock method
  using closing market price          48          -

Additional shares assuming
  conversion of
  Preferred Stock                  1,362      1,484

Additional shares assuming
  conversion of
  Subordinated Debentures          4,887      4,892

        TOTAL-FULLY DILUTED       12,408     13,107

Net income per share-
    Primary*                     $   .73    $   .60

Net income per share-
    Fully Diluted**              $   .47    $   .40



     * Primary net income per share was calculated after deducting dividends on Preferred Stock of $498,000 in 1995 and $493,000 in 1994.

    ** Fully diluted net income per share was calculated after adding tax effected interest on Subordinated Debentures of $870,000 and $747,000 for the three month periods ended March 31, 1995 and 1994, respectively.